Koala Bear Kare®

Koala Corporation

April 16, 2002

Dear Koala Shareholder:

Please find enclosed the proxy materials and Form 10-K for Koala Corporation's Fiscal Year ended December 31, 2001. This year's traditional year-end report to shareholders, including the Chairman's Letter and a review of our business segments, can be viewed and printed from our corporate website located on the Internet at: **www.koalabear.com.**

We have chosen to produce our year-end report in an online format in an effort to take advantage of more dynamic technologies and to make this information available to a broader audience in a more timely fashion.

If you do not have access to the Internet and would like a printed copy of this information mailed to you, please contact our Investor Relations firm, Pfeiffer High Public Relations, Inc., at 303-393-7044.

Sincerely,

Koala Corporation

Koala Corporation

2001

Year-end Report to Shareholders


Koala Bear Kare
Koala Corporation

Koala Corporation markets an array of products and solutions designed to help businesses create family-friendly environments for their patrons and allow children to play safely in public. The Company develops and markets a line of infant and child protection and activities products, which are marketed under the Company's recognizable "Koala Bear Kare" brand name. It also sells customized and themed modular play equipment for use in both indoor and outdoor settings.

Koala's worldwide customer base includes Walt Disney World, The Mayo Clinic, Target Stores, McDonald's, Pizza Hut, Burger King franchises and a multitude of businesses in the retail, healthcare, supermarket and entertainment industries.



Dear Shareholders,

Fiscal 2001 was undoubtedly the most challenging period in the 16-year history of Koala Corporation. The rapid downturn in the economy and uncertainty about its recovery had a profound impact on the purchasing habits and capital budgets of businesses throughout our target markets. However, while questions remain about the speed and extent of an economic rebound, we have begun to see encouraging signs that business conditions are improving.

Moreover, we are confident that the Koala brand is as strong as ever, and we are encouraged by the steps we have taken during the past year to strengthen the business behind that brand.

Financial Performance

Sales during 2001 were $59.2 million compared with sales of $61.6 million in 2000. The 3.8% decrease is primarily attributable to a reduction in sales volume from our family convenience and children's activity segment. Sales within this segment are heavily reliant on direct-mail marketing programs, and following the widely publicized anthrax scare in the fourth quarter, these efforts were sharply curtailed. We believe this and generally weak economic conditions led sales from this segment to decline to $14.9 million from $17.7 million in 2000.

Sales from our modular play equipment segment increased from $43.9 million in 2000 to $44.3 million in 2001. The increase was largely due to the inclusion of our newest division — Fibar — for the full fiscal year versus four months of contributions in 2000. However, the impact of added revenue from Fibar was mostly offset by the slowing economy and a significant reduction in sales of higher-end themed products from our water play division. We believe poor weather and reduced attendance at water parks in 2000 caused a substantial and widespread reduction in capital spending within this market during 2001.

Gross profit during the year decreased to 37.3% of sales compared with 43.7% of sales in 2000. This was due to higher relative sales from our modular play equipment segment, which has lower margins, and also to the impact of the lower sales relative to our fixed production costs. We reported a net loss in 2001 of $2 million, or 29 cents per share assuming dilution, versus net income of $4 million, or 58 cents per share assuming dilution, in fiscal 2000.

Cash provided by operating activities during 2001 was $2.7 million versus cash used in operating activities of $400,000 during 2000. The improvement was a result of our focus on improving cash collections and reducing inventories in 2001. We ended the year with working capital of $15 million.

Corporate Improvements

We worked very hard during the year to strengthen our infrastructure, improve the overall efficiency of the business and adjust our cost structure to more closely match our current revenue stream.

We initiated a significant consolidation program that included our move in January to a new corporate headquarters. This Denver-based facility, which now houses four previously dispersed operations, has made our management and administrative efforts much more efficient and provides us with room to further centralize our operations. During the year, we also substantially reduced the size of our workforce. While difficult, this reduction has been necessary in light of the slowdown in sales, and we are confident it will have a significant positive impact on our cost structure going forward.

One of our key objectives entering 2001 was to begin the process of replacing the disparate information software systems that existed within each of the businesses acquired during recent years. After a thorough review of the leading systems on the market, we selected an Oracle platform, which we will use to integrate the procurement, sales and administrative functions of each of our business units. As of this writing, we have three of our divisions online and are working to complete the system implementation within all units by the end of 2002.

Financing Update

As we have reported, we were out of compliance with certain covenants in our credit facility in both the third and fourth quarters as a consequence of lower than expected sales results. Our senior lenders have been extremely helpful during this challenging period, and recently agreed to extend our deadline for obtaining $10 million of additional financing by one year, to April 1, 2003. Additionally, the due date on our line of credit has been extended to April 15, 2003, and our quarterly payments for 2002 have been reduced to $500,000 from $1 million. Additional detail on our new credit facility is available in our Form 10-K, which can be accessed from the homepage of this online report.

As has been our policy in the past, we will continue to aggressively pay down our debt in an effort to minimize interest expense. You may have noticed in reviewing our balance sheet that we are managing our cash balances to the lowest possible levels as part of this effort.

Outlook for 2002

Last year's widespread uncertainty about the direction of the economy left few industries unscathed and significantly altered the landscape throughout our target markets. As a result, it became extremely difficult to predict the purchasing patterns of our customers, and by extension, our own economic performance. Quite simply, the indicators that have historically provided us with reasonably accurate guidance on future performance have been much less effective in recent quarters.

As I mentioned earlier, we are beginning to see signs that business conditions are improving. During February and March, customer interest was up significantly as evidenced by a marked increase in daily call volume at our inbound call center. We also have seen a significant increase in quote volume at some of our divisions. As of this writing, that activity persists and we are working as hard as possible to convert these quote requests into actual sales.

From a profit standpoint, we believe the cost-reduction measures implemented during the past year have positioned us to make significant improvements to our bottom-line performance. Our corporate consolidation efforts will continue into 2002, and we believe this and other streamlining efforts will allow us to return to profitability for the fiscal year.

Conclusion

On the whole, the history of Koala Corporation has been marked by extraordinary growth in terms of both financial performance and brand awareness. In fact, fiscal 2001 was the first year in our history as a public company that sales levels did not significantly exceed those of the previous year. While last year's financial performance was disappointing and was well below management's expectations, we believe the underpinnings of our business remain firmly in place. The Koala brand remains the strongest and most recognizable in our industry, and we believe it is the one customers most frequently ask for when seeking family-friendly solutions for their businesses. We will work very hard in the coming year and beyond to return our financial performance to a level commensurate with shareholder expectations. We want to thank you for your patience and commitment to the Company.

I also want to thank our employees for their hard work and persistence during what has been a difficult and sometimes frustrating year. Their dedication, enthusiasm and creativity have been a critical component to our business and will play an essential role in our long-term success.

I look forward to reporting on our efforts during the coming year.

Sincerely,

Mark A Betker

Mark Betker
Chairman and CEO
April 17, 2002

Financial Highlights



income statement data

(in thousands, except per share data)

	2001	2000	1999	1998	1997
sales	$ 59,222	$ 61,589	$ 37,864	$ 19,645	$ 14,099
gross profit	22,085	26,887	19,042	10,473	8,093
income from operations	486	8,847	8,616	4,690	3,661
net income (loss)	(1,990)	4,032	5,091	3,100	2,436
net income (loss) per share- diluted	$ (.29)	$ .58	$ .78	$ .60	$ .48
weighted average shares outstanding- diluted	6,872	7,001	6,516	5,198	5,096

balance sheet data

(in thousands)

	2001	2000	1999	1998	1997
working capital	$ 14,957	$ 19,068	$ 12,629	$ 8,732	$ 3,945
total assets	83,045	91,429	48,558	41,605	14,957
total liabilities	45,463	51,690	18,231	20,109	2,107
shareholders' equity	$ 37,582	$ 39,739	$ 30,327	$ 21,496	$ 12,850



Family Convenience & Children's Activity

Koala

The Koala unit markets a wide variety of family convenience and children's activity products, including the Company's flagship Baby Changing Station. This product line, which includes items ranging from booster seats to high chairs to activity tables, is a resource for businesses that seek to attract and accommodate families on the move. On the strength of our highly recognizable "Koala Bear Kare" label, we market this product category as a comprehensive solution for family-oriented businesses. We believe convenient and family-friendly environments can play a key factor in attracting and retaining customers, increasing sales and building customer loyalty. Since its introduction in 1987, our market-leading Baby Changing Station has been installed in hundreds of thousands of public facilities in the United States and more than 50 foreign countries.

Superior Foam

Acquired by Koala in 1999, Superior Foam designs, manufactures and markets commercial foam activity products constructed in an assortment of customized themes. The products are sold to many of the leading shopping malls, amusement parks and waterparks throughout the United States. Superior Foam has a proprietary process for applying specialized urethane coatings, making products durable and resistant to extreme weather conditions.

Modular Play

Delta Play

Acquired in 1997, Delta Play Ltd. is a leading provider of custom, "soft play" modular play equipment for both indoor and outdoor settings. Delta Play serves a broad spectrum of customers, including family entertainment centers, restaurant chains, shopping centers and theme parks. Delta Play works closely with the customer to create unique and customized play settings that stimulate and engage players. Delta Play creates customized playgrounds for all ages and has a presence in more than 45 countries worldwide.

Park Structures

Park Structures produces modular and custom outdoor play equipment for parks, municipalities, public and private schools, day care centers, developers and apartment complexes. Park Structures' modular outdoor playground products incorporate features such as decks, elevated climbing areas and custom slides. In addition, the play settings are available in a comprehensive assortment of sizes, configurations and colors. Park Structures designs and manufactures equipment that is both safe and highly durable.

FibarSystems

Koala added Fibar to its family of companies in 2000. Focused on the safety of children at play, Fibar uses Engineered Wood Fiber to help create a soft, shock-absorbing surface around playground equipment. Growing awareness of playground safety issues and the need to create playgrounds that are in compliance with Consumer Product Safety Commission guidelines and the Americans with Disabilities Act (ADA) have led to a growing market for playground surfacing systems.

SCS Interactive

Koala's acquisition of SCS Interactive in March 2000 expanded our presence into the waterplay market. As a leader in interactive play structure design, SCS focuses on family-oriented attractions for wet and dry play. SCS structures can be enjoyed by families at amusement parks and waterparks worldwide. SCS has redefined traditional water play by combining conventional slides, swings and climbing units with highly interactive elements such as water blasters, bucket drops and participant-activated showers and jets. SCS caters to amusement and water parks that utilize custom-built, themed, multiplayer amusement attractions, and also provides smaller play structures to local municipal pools and community centers.

Corporate Data



Headquarters
Koala Corporation
7881 South Wheeling Court
Englewood, CO 80112
Phone: (303) 539-8300
www.koalabear.com

Auditors
Ernst & Young, LLP
Denver, Colorado

Legal Counsel
Faegre & Benson, LLP
Denver, Colorado

Board of Directors & Officers
Mark A. Betker — Director
Chairman and CEO
Koala Corporation

John T. Pfannenstein — Director
President, Rockmont Capital Partners, Ltd.
Denver, Colorado

Michael C. Franson — Director
Executive Vice President, McDonald Investments
Denver, Colorado

Randy Stein — Director
Former Principal, PricewaterhouseCoopers, LLP
Denver, Colorado

Nancy Pierce — Director
Co-Founder and Corporate Development Officer,
Carrier Access Corporation
Boulder, Colorado

Jeffrey L. Vigil
Treasurer and Vice President of Finance and Administration
Koala Corporation

Aimee Elizalde Rose
Vice President, Secretary, and General Counsel
Koala Corporation

James A. Zazenski
Executive Vice President
Koala Corporation

Investor Relations
Pfeiffer High Public Relations, Inc.
Denver, Colorado
(303) 393-7044

Transfer Agent
Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401
(303) 262-0600

Form 10-K Filing
Jeffrey L. Vigil
Vice President, Finance and Administration
Koala Corporation

Annual Meeting
Koala Headquarters
May 16, 2002

Location Information
Koala Corporation
Englewood, Colorado

Superior Foam
Wimberley, Texas

Delta Play
Delta, British Columbia
Canada

Fibar Systems
Armonk, New York

Park Structures
Coral Springs, Florida

SCS Interactive
Tillamook, Oregon

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

With the exception of historical matters, the matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements concerning anticipated trends in sales and net income, the mix of our sales, projections concerning operations and available cash flow. Our actual results could differ materially from the results discussed in such forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed in "Risk Factors" and elsewhere in this Form 10-K.

Koala Overview

We are a leading designer, producer and worldwide marketer of innovative commercial products, systems and custom solutions that create attractive family-friendly environments for businesses and other public venues. Our sales are derived from two business segments, family convenience and children's activity products and children's modular play equipment. Our family convenience and activity products include baby changing stations and high chairs, activity tables, carpets and foam play products. Children's modular play equipment includes indoor and outdoor playground equipment and interactive play equipment used in water parks, family entertainment centers and amusement parks. We intend to capitalize on brand name recognition established through our market-leading Koala Bear Kare Baby Changing Station. Our sales have grown from $3.8 million in 1993 to $59.2 million in 2001, with sales growth generated by both the acquisition of seven businesses and the internal growth achieved by these businesses during this period.

Prior to 1996, our sales were derived primarily from the sale of family convenience products, which include Baby Changing Stations, disposable sanitary liners for the Baby Changing Stations, Child Protection Seats, Infant Seat Kradles and Booster Buddy Seats. One of our strategies has been to reduce our dependence on Baby Changing Stations through the acquisition and development of complementary products. In furtherance of this strategy, we acquired the following businesses:

- Activities Unlimited, a manufacturer of commercial-use children's activities products in March 1996;
- Delta Play, a provider of custom children's indoor modular play equipment in June 1997;
- Park Structures, a producer of children's outdoor modular play equipment in December 1998;
- Superior Foam, a manufacturer of children's foam activity products in March 1999;
- Smart Products, a provider of children's safety and parental convenience products in September 1999;
- SCS, a manufacturer of children's interactive water play equipment in March 2000; and
- Fibar, a marketer and distributor of playground surfacing systems in August 2000.

As a result of these acquisitions and introduction of new products, Baby Changing Stations represented less than 15% of our sales in 2001.

We market our products, systems and custom solutions to a wide range of businesses and public facilities that serve customers and visitors who bring children to their establishments. We market our products through an integrated program of direct sales and distribution through a network of independent manufacturer's sales representatives and dealers. Since 1995, we have increased our sales and marketing efforts through the addition of manufacturer's sales representatives, dealers and sales representatives.

Our gross profit margins are affected by product mix, with the Baby Changing Station and other family convenience products and the children's activity products typically providing higher gross profit margins than the children's modular play equipment. The children's modular play equipment, however, has higher average selling prices and contributes to our sales growth. In addition, sales made through dealers provide lower gross profit margins than direct sales due to the expense associated with the manufacturer's sales representatives and dealers. To the extent we acquire additional companies or product lines, our gross profit margins may be lower than those currently achieved from sales of our current product lines due to a number of factors that may include products with higher average selling prices but lower gross margin percentages. Although our acquisitions have decreased the overall gross profit margin percentages, we believe that the addition of new products and products lines provides opportunities for revenue diversification and increased long-term profitability, while also reducing our reliance on the Baby Changing Station.

Components of Sales and Expense

We recognize sales for the majority of our operations at either the time our products are shipped, or when installation is complete in cases where we perform the installation services. At SCS Interactive (included in the modular play segment), we use the percentage of completion method of accounting because the build-to-install timeline of their jobs is of longer duration. Revenues from shipping and handling are included in sales. Cost of sales consists of components manufactured for us and direct labor and overhead incurred by us. With the exception of the foam activity products and baby changing stations, all major components for the family convenience products and children's activity products currently are manufactured and assembled by outside vendors. We fabricate and assemble most of our modular play products. Cost of sales also includes shipping and handling costs.

Selling, general and administrative expense consists primarily of commissions paid to manufacturer's sales representatives and other selling expenses, executive, sales, engineering and design, and office salaries, related payroll taxes, advertising expenses and depreciation on office equipment and computer hardware and software.

We provide limited warranties for our products. We have experienced minimal returns and warranty claims, and therefore no accrual has been made for future claims except for SCS, where a reserve of .75% of SCS's 2001 annual sales has been recorded.

Critical Accounting Policies and Estimates

In preparing our financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, bad debts, inventories, intangible assets, income taxes, warranty operations and contingencies and litigation. We base our estimates and judgments on historical experience and other factors. Actual results could differ from our estimates. Following is a discussion of some of our more critical accounting policies and judgments.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make judgments regarding these allowances based on our knowledge of the customer, historical patterns and other factors.

We have not established reserves for excess or obsolete inventories at any of our locations because we believe that all of our existing inventory is saleable for a price in excess of its carrying value. We specifically identify inventory that we believe do not meet this criteria when we perform physical inventories and assign a carrying value based on our best estimate of net realizable value.

We exercise judgment in evaluating our intangible assets for impairment. We have used estimates of future cash flows which take into account our anticipated results of operations. Key assumptions that we have used to develop these cash flows include estimates with respect to future sales volumes, margins and other expenses. We believe our businesses will generate sufficient cash flow to recover the goodwill under existing accounting rules and other intangible assets we have recorded as a result of acquisitions.

In 2002, we will be required to adopt Statement of Financial Accounting Standards (SFAS) 142, Goodwill and Other Intangible Assets (SFAS 142). See "New Accounting Standards" below for further discussion of the impact of this implementation.

Revenue at our SCS division is recognized on the percentage of completion basis. Under this method, we make estimates with respect to the percentage of completion of individual jobs and recognize revenue accordingly.

We do not maintain a warranty reserve at any of our divisions other than SCS. We make judgements about the amount of warranty claims based on our knowledge of historical warranty claims.

We make judgments regarding the amount to record for future loss contingencies related to legal actions and other disputes based on the available information and consultation with our legal counsel.

The determination of our tax provision is complex and requires a number of judgments about the recoverability of deferred tax assets, including our ability to generate future taxable income.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

We will apply SFAS 142 beginning in the first quarter of 2002. Application of the nonamortization provisions of SFAS 142 is expected to result in an increase in net income of approximately $700,000 ($.10 per share) in 2002. We will test goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. We expect to complete the first step by June 30, 2002. Based on steps we have taken to prepare for the adoption of SFAS 142, it is possible that a portion of the unamortized goodwill will be impaired using the impairment measurement methodology required by SFAS 142. We have not yet determined the amount of the potential impairment loss, if any. Any impairment that is required to be recognized when adopting SFAS 142 will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. We will complete measurement of any impairment loss upon the initial adoption of SFAS 142 by December 31, 2002.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which establishes one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 supercedes SFAS 121, Accounting for the Impairment of Long-Lived Assets to Be Disposed Of and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations - Reporting the Effects Of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. We will adopt SFAS 144 as of January 1, 2002 and do not anticipate any immediate impact from the adoption of this statement.

In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We will adopt SFAS 143 in 2003. We are evaluating the impact of the adoption of SFAS 143 on our consolidated financial statements.

Results of Operations

The following table sets forth certain income statement data stated as a percentage of sales:

	Years Ended December 31,		
	2001	2000	1999
Sales	100.0%	100.0%	100.0%
Cost of sales	62.7	56.3	49.7
Gross profit	37.3	43.7	50.3
Selling, general and administrative expenses	32.5	25.9	25.0
Amortization of intangibles	4.0	3.4	2.5
Income from operations	0.8	14.4	22.8
Interest expense	5.3	4.7	2.4
Other income	0	(0.5)	0
Income (loss) before income taxes	(4.5)	10.2	20.4
Income tax (benefit) expense	(1.1)	3.7	7.0
Net income (loss)	(3.4)%	6.5%	13.4%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Sales decreased 3.8%, or $2.4 million, to $59.2 million for the year ended December 31, 2001 compared to $61.6 million for the year ended December 31, 2000. Sales for the fourth quarter of 2001 were $12.3 million as compared to $15.4 million in 2000.

In the family convenience and children's activity segment, sales declined from $17.7 million in 2000 to $14.9 million in 2001. Sales for the fourth quarter of 2001 were $3.0 million compared to $4.3 million in 2000. We believe the factors that contributed to this decline included a slowing economy and tightened capital budgets for our customers, a cutback in purchases by our customers as a result of the events of September 11 and a falloff in sales of baby changing stations and other activity products that we believe is related to reductions in our direct mail program in the fourth quarter of 2001 due to the anthrax scare. We resumed direct mailings in January of 2002.

In the modular play equipment segment, sales increased from $43.9 million in 2000 to $44.3 million in 2001. Sales for the fourth quarter of 2001 were $9.3 million compared to $11.1 million in 2000. The increase for the year is primarily due to the inclusion of Fibar results for a full year in 2001 as compared to four months in 2000, partially offset by a slowing economy, the impacts of the September 11 events on the fourth quarter and a significant reduction in the higher end themed sales in the water play division. We believe results were negatively impacted due to poor weather and reduced attendance at water parks in 2000, which caused this segment of the market to significantly reduce their capital spending for 2001.

Gross profit decreased 17.9%, or $4.8 million, to $22.1 million for the year ended December 31, 2001 compared to $26.9 million for the year ended December 31, 2000. The decrease was due to the decrease in sales and a change in the sales mix, with a higher proportion of the sales coming from the modular play segment in 2001 as compared to 2000, which has lower margins than the convenience segment. As a percentage of sales, gross profit decreased to 37.3% of sales in 2001 compared to 43.7% of sales in 2000 primarily because of the impact of the lower sales relative to our fixed production costs. Offsetting this were the impacts of the personnel reductions from the operational restructuring described below.

Selling, general and administrative expense increased 20.4%, or $3.2 million to $19.2 million for the year ended December 31, 2001 compared to $16.0 million for the year ended December 31, 2000. The majority of the increase was due to the inclusion of SCS and Fibar for a full year in 2001 versus ten months and four months, respectively, in 2000. Selling, general and administrative expense as a percentage of sales increased to 32.5% of sales in 2001 compared to 25.9% in 2000 primarily due to the lower sales. Sales and marketing expense increased 19%, or $1.4 million to $8.6 million for the year ended December 31, 2001 compared to $7.2 million for the year ended December 31, 2000. These cost increases were primarily due to the inclusion of the sales and marketing costs of the newly acquired businesses noted above. General and administrative expense increased 20%, or $1.8 million, to $10.6 million for the year ended December 31, 2001 compared to $8.8 million for the year ended December 31, 2000. Once again, the increase was primarily the result of the inclusion of a full year of the newly acquired businesses in 2001.

Amortization expense from intangible assets increased from $2.1 million in 2000 to $2.4 million in 2001. This increase is primarily due to a full year of amortization of goodwill and other identifiable intangible assets acquired in the acquisitions of SCS and Fibar in 2000.

We used debt to finance the acquisitions of Park Structures in December 1998, Superior Foam and Smart Products in 1999, and SCS and Fibar in 2000. As a result, we incurred interest expense of $3.1 million during the year ended December 31, 2001 compared to $2.9 million during the year ended December 31, 2000. The increase in interest expense as a result of the increased borrowings was partially offset by lower average interest rates during 2001.

Our effective tax rate was (25.4)% and 35.9% for the years ended December 31, 2001 and 2000, respectively. In 2001, we have a tax benefit due to our operating losses. The decline in our effective tax rate for 2001 is due primarily to the relationship of our non-deductible goodwill to our taxable loss. Because the loss for 2001 is less than our pre-tax income in 2000, the effect of the fixed amount of non-deductible goodwill is relatively larger on the effective tax rate.

As a result of the factors discussed above, we incurred a net loss of $2.0 million for the year ended December 31, 2001 compared to net income of $4.0 million for the year ended December 31, 2000.

During the second half of 2001, we initiated an operational restructuring with the intent of materially reducing operating costs and improving margins. The strategy includes a consolidation of manufacturing and administrative functions into our new Denver headquarters and manufacturing facility, personnel reductions, elimination of certain low margin service offerings and selected price increases. The restructuring is currently being implemented and we expect to complete the process before the end of 2002. During 2001, we reduced our workforce by approximately 124 employees, or 31%. We expect to make additional reductions during 2002 as we consolidate additional functions into the Denver facility. The costs associated with the reduction of our workforce in 2001 are included in selling, general and administrative expenses and were not significant. No costs have been accrued for the potential 2002 employee reductions.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Sales increased 62.5%, or $23.7 million, to $61.6 million for the year ended December 31, 2000 compared to $37.9 million for the year ended December 31, 1999. A majority of the increase resulted from sales of interactive water play equipment, playground surfacing products and foam activity products included in product lines acquired in 1999 and 2000. Sales in the modular play segment accounted for $22.9 million of the $23.7 million increase. Sales in the convenience and activity segment accounted for $.8 million of the increase. The smaller contribution by the convenience and activity segment was due primarily to the discontinuance of several children's activity products where gross margins had fallen below the targeted threshold for this segment as well as the effect of the general slowdown in orders during the fourth quarter of 2000 due to a softening of the economy, offset by increases in revenues from acquired product lines.

Gross profit increased 42%, or $7.9 million, to $26.9 million for the year ended December 31, 2000 compared to $19.0 million for the year ended December 31, 1999. As noted above, the majority of the increase in gross profit resulted from sales of products of the newly acquired businesses. As a percentage of sales, gross profit decreased to 43.7% of sales in the 2000 period compared to 50.3% of sales in the 1999 period primarily because of a change in product mix that included a higher proportion of sales of children's modular play equipment. The gross profit percentage was also negatively impacted by higher than expected costs incurred in the modular play equipment segment, including cost overruns on several large jobs, and higher labor costs incurred in the fourth quarter and the addition of quality assurance personnel for the ISO 9001 program that was certified in early 2000.

Selling, general and administrative expense increased 68.5%, or $6.5 million to $16.0 million for the year ended December 31, 2000 compared to $9.5 million for the year ended December 31, 1999. Selling, general and administrative expense as a percentage of sales increased to 25.9% of sales in the 2000 period compared to 25.0% in the 1999 period primarily due to the addition of sales, legal and engineering personnel and increased product liability insurance premiums incurred as a result of higher levels of product liability insurance coverage. Sales and marketing expense increased 33.3%, or $1.8 million to $7.2 million for the year ended December 31, 2000 compared to $5.4 million for the year ended December 31, 1999. These cost increases were primarily due to the inclusion of the sales and marketing costs of the newly acquired businesses noted above. Higher expenses for various marketing programs and salaries of sales and marketing personnel added subsequent to the 1999 period also contributed to the increase. General and administrative expense increased 114.6%, or $4.7 million, to $8.8 million for the year ended December 31, 2000 compared to $4.1 million for the year ended December 31, 1999. Once again, the increase was primarily the result of the inclusion of the newly acquired businesses in 1999 and 2000.

Amortization expense from intangible assets increased from $1.0 million in 1999 to $2.1 million in 2000. This increase is primarily due to the amortization of goodwill and other identifiable intangible assets acquired in the acquisitions of Superior Foam and Smart Products in 1999 and SCS and Fibar in 2000.

We used debt to finance the acquisitions of Park Structures in December 1998, Superior Foam and Smart Products in 1999, as well as the acquisitions of SCS and Fibar in 2000. As a result, we incurred interest expense of $2.9 million during the year ended December 31, 2000 compared to $.9 million during the year ended December 31,1999.

Our effective tax rate was 35.9% and 34.0% for the years ended December 31, 2000 and 1999, respectively. The increase in our worldwide effective rate was primarily due to the inclusion of a number of new state tax jurisdictions and non-deductible goodwill as a result of the acquisition of SCS, offset by an increase in export sales that qualify for the benefit provided by our foreign sales corporation and a one-time net operating loss carryback at Delta Play.

Net income decreased 20.8%, or $1.1 million, to $4.0 million for the year ended December 31, 2000 compared to $5.1 million for the year ended December 31, 1999. As a percentage of sales, net income declined during the 2000 period compared to the 1999 period primarily due to the inclusion of a larger proportion of the children's modular play equipment line in the product mix. Net income per share (diluted) decreased 25.6%, or $.20, to $.58 for the year ended December 31, 2000 compared to $.78 for the year ended December 31, 1999. The percentage decrease in net income per share (diluted) was greater than the percentage decrease in net income as a result of an increase of .5 million shares in the weighted average number of shares outstanding.

Seasonality and Quarterly Financial Information (unaudited):

Our business is seasonal due primarily to the slowdown of new construction and inability to install outdoor modular play equipment and surfacing during the winter months in many parts of the country and the general slowdown of purchasing by retailers during their busy holiday season. As a result, we typically have lower sales and gross profit in the fourth and first calendar quarters.

The following table sets forth selected unaudited quarterly financial information for the years ended December 31, 2001 and 2000. The information has been derived from unaudited statements of operations data that we believe are stated on a basis consistent with the audited financial statements and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information in accordance with accounting principles generally accepted in the United States. Our results of operations for any quarter are not necessarily indicative of the results to be expected in any future period.

Shipping and handling costs in the first three quarters of 2001 and all quarters in 2000 have been reclassified from revenues to cost of sales to be consistent with the current year end presentation. These reclassifications had no impact on net income or cash flows.

	Quarter Ended *(unaudited and in thousands, except per share data)*			
2001	**Mar. 31**	**June 30**	**Sept. 30**	**Dec. 31**
Sales	$14,304	$15,411	$17,169	$12,338
Gross profit	6,350	6,165	6,249	3,321
Net income (loss)	475	(57)	14	(2,422)
Basic earnings (loss) per share	.07	(.01)	.00	(.35)
Diluted earnings (loss) per share	.07	(.01)	.00	(.35)

	Quarter Ended *(unaudited and in thousands, except per share data)*			
2000	**Mar. 31**	**June 30**	**Sept. 30**	**Dec. 31**
Sales	$11,646	$17,352	$17,227	$15,364
Gross profit	5,705	7,996	8,122	5,064
Net income (loss)	1,263	1,883	1,567	(681)
Basic earnings (loss) per share	.19	.28	.23	(.10)
Diluted earnings (loss) per share	.19	.27	.22	(.10)

Liquidity and Capital Resources

We have financed our operations primarily from cash provided by operating activities and from cash advanced under our revolving bank line of credit. In addition, we have financed various acquisitions using cash advanced under the line of credit.

We increased the maximum amount available under our secured line of credit with U.S. Bank N.A., agent for various lenders, to $45.0 million on November 17, 2000. The interest rate on amounts borrowed under the line of credit was based on the applicable Reserve Adjusted LIBOR rate or the bank's prime rate. At December 31, 2000, the Reserve Adjusted LIBOR rate was 9.19% while the bank's prime rate was 9.5%, compared to 8.18% and 8.5% at December 31, 1999, respectively.

In the third quarter of 2001, we amended and restated our existing credit facility and established a revolving credit facility in the amount of $14 million and a term loan in the amount of $28 million (the "New Credit Facility"). This facility is secured by substantially all of our assets and requires compliance with financial loan covenants related to leverage, interest coverage, fixed charges and capital expenditures. Availability under the revolving credit facility is determined by a formula based on inventory and accounts receivable balances. A commitment fee of .50% per annum is payable quarterly based on the average daily unused portion of the revolving line of credit. The interest rate on this facility is the bank's prime rate plus 2.5%. The bank's prime rate was 4.75% at December 31, 2001. The term loan is due September 26, 2004. The revolving credit facility is due September 26, 2002. There was $36.6 million outstanding under the credit facility as of December 31, 2001, and $38.0 million outstanding as of December 31, 2000.

At September 30, 2001, we were not in compliance with the financial covenants for maximum leverage ratio and minimum interest coverage ratio. We obtained a waiver of such non-compliance which is contained in Amendment No. 1 to the New Credit Facility. The waiver required, among other things, the infusion of $10 million of capital into the Company by March 31, 2002, which would be used to reduce the amounts outstanding under the term loan, and sets new covenants.

At December 31, 2002, we were again in default of certain covenants under that indebtedness and anticipated, based on our expected results, that we would be in default throughout 2002. On April 1, 2002, we obtained a waiver of such non-compliance which is contained in Amendment No. 2 to the New Credit Facility. Under the amendment, the due date of our line of credit has been extended to April 15, 2003, the date to obtain the $10 million of additional capital is changed to April 1, 2003, the quarterly payments for 2002 have been reduced to $500,000 per quarter and the covenants have been reset. The amendment also requires us to make up to $2 million in additional principal payments on April 15, 2003 if we meet certain EBITDA targets during 2002. We have engaged an investment banker to assist us with raising the additional financing.

Cash provided by (used in) operating activities for 2001, 2000 and 1999 was $2.7 million, $(.4) million and $3.7 million, respectively. The increase in cash provided by operating activities for the year ended December 31, 2001 compared to the year ended December 31, 2000 resulted primarily from changes in working capital items as a result of our focus on improving collections and reducing inventories. The decrease for the year ended December 31, 2000 resulted primarily from funding higher levels of working capital required to support our growth, primarily inventory and overpayment of estimated tax installments in 2000.

Working capital as of December 31, 2001 and December 31, 2000 was $15.0 million and $19.1 million, respectively, and cash balances were $0 and $.2 million for 2001 and 2000. The relatively low cash balances are the result of our practice of applying all excess cash against the line of credit to minimize interest expense payable on the line of credit.

We have used our operating cash flow and borrowings under our line of credit primarily for the expansion of sales and marketing activities, the acquisition and development new products and product lines, capital expenditures and working capital. Net cash used in investing activities was $1.6 million for the year ended December 31, 2001, $23.6 million for the year ended December 31, 2000 and $26.6 million for the year ended December 31, 1999. In 2001, we made payments of $.5 million for holdbacks and earnouts on prior acquisitions. In 2000, $22.3 million was used to purchase SCS and Fibar. In 1999, $25.4 million was used to purchase the assets of Park Structures, Superior Foam and Smart Products. The balance was primarily devoted to capital expenditures for fixed assets, intellectual property and an advance in 2000 to one of our officers related to the exercise of stock options in 1999.

Net cash provided by (used in) financing activities was $(1.4) million, $24.0 million and $16.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. The use of funds in 2001 primarily represents the net payments on our line of credit and term loan. We funded the cash portion of the purchase price in 2000 for SCS and Fibar with the revolving credit facility from the bank. We funded the acquisition of Park Structures in 1999 through a combination of existing cash balances and borrowings under the revolving credit facility. In 1999, we received approximately $2.6 million in proceeds from the exercise of the underwriter's over-allotment option on a secondary offering we completed in 1998.

Our backlog of orders is comprised primarily of orders from our customers in the modular play equipment segment. The amount of backlog at any given point in time will vary due to customers' seasonal buying patterns and our production capacity. The backlog of orders was $4.0 million at December 31, 2001 and approximately $6.4 million at December 31, 2000.

We were not materially affected by changing raw materials prices except for polyethylene prices in 2000, which increased materially due to the increase in costs for all petroleum based products experienced in the United States during the year.

Our revolving line of credit and term loan will require significant cash payments in the future. We have various other contractual obligations, primarily lease agreements, that also require significant future cash payments. The table below summarizes these future obligations.

Contractual Obligations

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Revolving line of credit	$ 9,600,000	$ 0	$ 9,600,000	$ 0	$ 0
Term loan	27,000,000	2,000,000	25,000,000	0	0
Capital leases	164,356	54,784	109,572	0	0
Acquisition payments	702,130	702,130	0	0	0
Operating leases	10,228,400	1,519,800	2,290,800	2,104,200	4,313,600
Total	$47,694,886	$4,276,714	$37,000,372	$2,104,200	$4,313,600

In addition to the above, our term loan requires additional payments of up to $2 million by April 15, 2003 if we meet certain EBITDA targets for 2002 and requires payments of up to 75% of our excess cash flow as defined.

We believe that our cash flow from operations and the unused capacity under our revolving line of credit will be sufficient to fund our operations for the next twelve months. We are required under our amended loan agreements to obtain an additional $10 million of capital by April 1, 2003 to reduce amounts currently outstanding under our term loan. If it appears that we will not meet the covenant targets, we will consider taking additional cost reduction steps which could include employee reductions and other spending cuts.

SHAREHOLDERS AND
BOARD OF DIRECTORS
KOALA CORPORATION

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of KOALA CORPORATION (a Colorado corporation) as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included financial statement schedule II. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KOALA CORPORATION at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Denver, Colorado
April 1, 2002

KOALA CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
Current Assets		
Cash and cash equivalents	$ -	$ 200,786
Accounts receivable, trade (less allowance for doubtful accounts of $445,801 in 2001 and $387,456 in 2000)	7,372,667	10,187,172
Unbilled receivables	1,298,404	3,448,872
Tax refund and other receivables	2,845,591	2,221,741
Inventories	10,983,825	12,653,750
Prepaid expenses and other	1,181,091	1,421,280
Total current assets	23,681,578	30,133,601
Property and equipment (net of accumulated depreciation of $2,753,808 in 2001 and $1,849,685 in 2000)	4,184,436	4,129,646
Identifiable intangible assets (net of accumulated amortization of $3,997,709 in 2001 and $2,626,228 in 2000)	26,526,264	27,762,155
Goodwill (net of accumulated amortization of $2,232,669 in 2001 and $1,212,083 in 2000)	28,601,426	29,285,910
Other	51,096	118,088
	$ 83,044,800	$ 91,429,400
LIABILITIES & SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 2,875,706	$ 7,345,889
Accrued expenses and other	3,146,263	3,219,554
Acquisition liability	702,130	500,000
Current portion of credit facility	2,000,000	-
Total current liabilities	8,724,099	11,065,443
Long Term Liabilities:		
Deferred income taxes and other	2,138,657	1,634,699
Acquisition liability, less current portion	-	1,000,000
Credit facility	34,600,000	37,990,000
Total long term liabilities	36,738,657	40,624,699
Total liabilities	45,462,756	51,690,142
Commitments and contingencies		
Shareholders' Equity:		
Preferred stock, no par value, 1,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, $.10 par value, 10,000,000 shares authorized; issued and outstanding 6,872,334 in 2001 and 2000	687,233	687,233
Notes receivable from officer	(715,195)	(695,171)
Additional paid-in capital	20,256,774	20,256,774
Accumulated other comprehensive loss	(194,351)	(47,234)
Retained earnings	17,547,583	19,537,656
Total shareholders' equity	37,582,044	39,739,258
	$ 83,044,800	$ 91,429,400

See notes to consolidated financial statements

KOALA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31, 2001	2000	1999
Sales	$59,221,705	$61,588,714	$37,863,770
Cost of sales	37,137,044	34,701,687	18,821,646
Gross profit	22,084,661	26,887,027	19,042,124
Selling, general and administrative expenses	19,204,007	15,955,129	9,467,210
Amortization of intangibles	2,395,091	2,084,505	958,524
Income from operations	485,563	8,847,393	8,616,390
Other (income) expense:			
Interest expense	3,147,327	2,919,465	902,169
Interest income	(18,808)	(10,138)	(1,362)
Other	25,906	(352,735)	-
Income (loss) before income taxes	(2,668,862)	6,290,801	7,715,583
Income tax (benefit) expense	(678,789)	2,258,397	2,624,459
Net income (loss)	($1,990,073)	$4,032,404	$5,091,124
Net income (loss) per share - basic	($0.29)	$0.60	$0.81
Net income (loss) per share - diluted	($0.29)	$0.58	$0.78
Weighted average shares outstanding - basic	6,872,334	6,769,508	6,256,729
Weighted average shares outstanding - diluted	6,872,334	7,000,986	6,516,075

See notes to consolidated financial statements

KOALA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Common Stock to be Issued	Note Receivable Officer	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	Shares	Amount						
Balance, December 31, 1998	5,694,724	$ 569,472	$ 1,297,903	$ -	$ 9,335,438	$ (121,160)	$ 10,414,128	$ 21,495,781
Net income							5,091,124	5,091,124
Foreign currency translation adjustment						90,122		90,122
Comprehensive income								5,181,246
Issuance of common stock for cash, net of expenses	360,000	36,000			2,564,996			2,600,996
Issuance of common stock for acquisitions	257,754	25,776	(1,297,903)		2,332,829			1,060,702
Issuance of common stock for stock options	84,650	8,465			363,031			371,496
Note receivable from officer, including accrued interest				(383,505)				(383,505)
Balance, December 31, 1999	6,397,128	639,713	-	(383,505)	14,596,294	(31,038)	15,505,252	30,326,716
Net income							4,032,404	4,032,404
Foreign currency translation adjustment						(16,196)		(16,196)
Comprehensive income								4,016,208
Issuance of common stock for acquisitions	475,206	47,520			5,660,480			5,708,000
Note receivable from officer, including accrued interest				(311,666)				(311,666)
Balance, December 31, 2000	6,872,334	687,233	-	(695,171)	20,256,774	(47,234)	19,537,656	39,739,258
Net loss							(1,990,073)	(1,990,073)
Foreign currency translation adjustment						(147,117)		(147,117)
Comprehensive loss								(2,137,190)
Note receivable from officer, including accrued interest				(20,024)				(20,024)
Balance, December 31, 2001	6,872,334	$ 687,233	$ -	$ (715,195)	$ 20,256,774	$ (194,351)	$ 17,547,583	$ 37,582,044

See notes to consolidated financial statements

KOALA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ (1,990,073)	$ 4,032,404	$ 5,091,124
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	920,379	789,647	500,970
Amortization	2,395,091	2,084,505	958,524
Deferred income tax expense	348,834	424,580	410,613
Accrued interest on notes receivable from officer	(20,024)	(68,666)	(13,505)
Changes in operating assets and liabilities:			
Accounts receivable, trade	2,707,590	3,350,361	(2,786,346)
Unbilled receivables	2,150,468	(3,448,872)	-
Tax refund receivable and other receivables	(1,208,156)	(2,221,741)	(144,980)
Inventories	1,526,783	(6,134,713)	(958,852)
Prepaid expenses and other	301,992	114,698	(280,382)
Accounts payable	(4,433,996)	3,780,931	425,737
Accrued expenses, income taxes, and other	(34,405)	(3,084,970)	514,701
Net cash provided by (used in) operating activities	2,664,483	(381,836)	3,717,604
Cash flows from investing activities:			
Capital expenditures	(815,361)	(798,364)	(1,106,736)
Acquisitions, net of cash acquired	(470,580)	(22,339,742)	(25,391,976)
Intangibles and other	(303,207)	(205,012)	(130,169)
Advance to officer	-	(243,000)	-
Net cash used in investing activities	(1,589,148)	(23,586,118)	(26,628,881)
Cash flows from financing activities:			
Sale of common stock, net of expenses	-	-	2,600,996
Principal payments on capital leases	(41,392)	-	-
Net proceeds from (repayments on) credit facility	(1,390,000)	24,011,000	13,979,000
Net cash provided by (used in) financing activities	(1,431,392)	24,011,000	16,579,996
Effect of exchange rate changes on cash and cash equivalents	155,271	(16,196)	11,647
Net increase (decrease) in cash and cash equivalents	(200,786)	26,850	(6,319,634)
Cash and cash equivalents, at beginning of period	200,786	173,936	6,493,570
Cash and cash equivalents, at end of period	$ -	$ 200,786	$ 173,936

See notes to consolidated financial statements

1. Summary of significant accounting policies:

Nature of operations:

Koala Corporation and its wholly owned subsidiaries (the "Company") is a leading designer, producer and worldwide marketer of innovative commercial products, systems and custom solutions that create attractive family-friendly environments for businesses and other public venues. The Company produces family convenience and activity products, children's indoor and outdoor modular play equipment and playground surfacing systems. The consolidated financial statements include the accounts of Koala Corporation and all subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

During 2001, the Company recorded a loss which caused it to be in default on certain of its debt covenants for the quarters ended June 30, September 30, and December 31, 2001. Based upon the Company's estimated results for 2002, it anticipated that it would be in violation of the covenants again during 2002. As a result, as discussed in Note 3, the Company entered into an agreement with its lenders on April 1, 2002 which waives the existing violations of those covenants and modifies the covenants and payment terms for 2002. The Company believes that the debt modifications will allow it to be in compliance with the covenants during 2002 and that it will have sufficient cash flows to maintain its operations through at least December 31, 2002. If it appears that the Company will not meet the covenant targets, it will consider taking additional cost reduction steps which could include employee reductions and other spending cuts.

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Financial instruments:

The fair value of financial instruments, consisting of investments in cash, cash equivalents, receivables, obligations under accounts payable, and debt instruments, is based on interest rates available to the Company and comparisons to quoted prices. At December 31, 2001 and 2000, the fair value of these financial instruments approximates carrying value.

Cash and cash equivalents include cash on hand, demand deposits, savings accounts, and short-term investments with original maturities of three months or less. Cash and cash equivalents include financial instruments that potentially subject the Company to a concentration of credit risk. The Company places its cash and temporary cash investments with high credit quality institutions. At times, cash held in the Company's primary bank may be in excess of the FDIC insurance limit. Cash in money market mutual funds is not federally insured. The Company performs periodic evaluations of the relative credit standing of these financial institutions. As of December 31, 2000, cash and cash equivalents consisted solely of cash in the primary banking institution. At December 31, 2001, cash overdrafts of $ 131,800 have been recorded as a liability.

1. Summary of significant accounting policies (continued):

Inventories:

Inventories are stated at the lower of cost (including overhead) or market (first-in, first-out). As of December 31, 2001 and 2000, inventories consisted of the following:

	2001	2000
Raw materials	$ 6,457,436	$ 5,327,158
Work-in-process and finished goods	4,526,389	7,326,592
	$ 10,983,825	$ 12,653,750

Property and equipment:

Property and equipment is stated at the lower of depreciated cost or net realizable value. Depreciation and amortization is being provided on the straight-line method over the estimated useful life of the asset. The following is a schedule of estimated useful lives of property and equipment:

Furniture and fixtures	7 years
Tooling and molds	6 -10 years
Software	3 - 5 years
Shop and office equipment	3 -10 years
Leasehold improvements	3 - 5 years

Property and equipment consist of the following at December 31:

	2001	2000
Tooling and molds	$2,165,085	$1,978,584
Office equipment and software	2,830,922	1,554,257
Leasehold improvements	771,186	1,072,648
Furniture and fixtures	624,459	651,752
Shop equipment	546,592	722,090
	6,938,244	5,979,331
Less: accumulated depreciation	2,753,808	1,849,685
	$4,184,436	$4,129,646

Goodwill and identifiable intangible assets:

The excess of acquisition cost over fair value of net tangible and identifiable intangible assets of businesses acquired in purchase transactions, has been included in goodwill and is being amortized on a straight-line basis over 30 years. Identifiable intangible assets include patents, trademarks, trade names, proprietary trade secrets, proprietary product designs, customer lists and non-compete agreements and are being amortized over the lesser of the assets' legal life (if applicable) or their estimated economic lives, ranging from 5 to 40 years.

1. Summary of significant accounting policies (continued):

The Company's policy is to account for goodwill and identifiable intangible assets at the lower of amortized cost or net realizable value. As part of an ongoing review of the valuation and amortization of intangible assets, management assesses the carrying value of the Company's intangible assets to determine if changes in facts and circumstances suggest that they may be impaired. If this review indicates that there may be an impairment, as determined by an undiscounted cash flow analysis over the remaining amortization period, the carrying value of the Company's intangibles would be reduced to its estimated fair market value. No impairment of the value of the intangible assets was recorded in the accompanying consolidated financial statements during the years ended December 31, 2001, 2000 or 1999.

In June of 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) 142 "Goodwill and Other Intangible Assets" (SFAS 142). This statement will change the way the Company accounts for goodwill and other intangible assets beginning in 2002. Under SFAS 142, the Company will stop amortizing goodwill beginning January 1, 2002. This is expected to result in a reduction in amortization of approximately $1 million per year.

In addition, the implementation of SFAS 142 will change the way the Company evaluates goodwill for impairment. Under SFAS 142, the Company will be required to split the two segments; children's activity and convenience products and children's modular play equipment, into reporting units. Goodwill impairment will be evaluated separately for each reporting unit by comparing the fair value of the reporting unit with its underlying book value. If the fair value of the reporting unit is less than its book value, the Company will be required to perform an additional test to determine the amount of the impairment. This test will consist of determining the fair value of all of the assets and liabilities in the reporting unit, adding the book value of goodwill, and then comparing that value to the overall fair value determined above. The impairment amount for goodwill will consist of any excess of the detailed fair values plus goodwill over the fair value of the reporting unit.

Identifiable intangible assets consist of the following at December 31:

	2001	2000
Trademarks	$ 3,971,799	$ 3,971,799
Patents	10,806,015	10,666,259
Trade secrets	5,500,000	5,500,000
Product designs	10,044,409	10,044,409
Other	201,750	205,916
Total	30,523,973	30,388,383
Less accumulated amortization	3,997,709	2,626,228
	$26,526,264	$27,762,155

SFAS 142 is required to be implemented as of January 1, 2002. However, the Company will have until June 30, 2002 to determine if there is an impairment of goodwill and until December 31, 2002 to determine the amount of the impairment. Previously filed 2002 quarterly information will be required to be restated for any impairments subsequently recognized.

1. **Summary of significant accounting policies (continued):**

Revenue recognition:

The Company recognizes revenues for the majority of its operations at either the time its products are shipped, or when installation is complete in cases where the Company performs the installation services. At SCS Interactive (included in the Company's modular play equipment segment), the percentage of completion method of accounting is utilized because the build to install timeline of its jobs is of longer duration. The percentage of completion is measured using actual costs compared to total estimated costs. Revenues from shipping and handling are included in sales. Shipping and handling costs are included in cost of sales.

Advertising costs:

Advertising costs, except for the preparation of catalog materials, are expensed when incurred. Costs of preparing catalog materials are deferred and amortized over the life of the catalog, typically one year. Advertising expenses for the periods ended December 31, 2001, 2000 and 1999 were $1,684,525, $1,810,500 and $1,301,422, respectively.

Income taxes:

The Company provides for deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and state, federal and foreign income tax purposes. The differences relate primarily to depreciable and amortizable assets, certain accrued expenses and the allowance for uncollectible accounts. For foreign corporate income taxes paid, the Company will utilize a foreign tax credit against the federal corporate income tax liability.

Foreign currency translation:

The financial statements of the Company's subsidiaries located outside the United States are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average rates of exchange. The resultant translation adjustments are included in equity adjustment from translation, a separate component of shareholders' equity. Gains and losses on foreign currency transactions are included in operations. The net foreign exchange loss for the year ended December 31, 2001 was $195,234. Amounts in prior years were not significant.

1. Summary of significant accounting policies (continued):

Earnings per share

The following table provides a reconciliation of the numerator and denominator for earnings per share:

	December 31		
	2001	2000	1999
Net income (loss)	$(1,990,073)	$4,032,404	$5,091,124
Shares outstanding	6,872,334	6,769,508	6,256,729
Net effect of dilutive options	-	231,478	259,346
Dilutive shares outstanding	6,872,334	7,000,986	6,516,075

Options outstanding of 1,044,500, 43,750, and 127,125 at December 31, 2001, 2000 and 1999, respectively, have been excluded from the above calculation because they were not considered common share equivalents or because their effect would be anti-dilutive.

Stock Split:

On October 8, 1999, the Company's Board of Directors approved a two-for-one stock split effected as a stock dividend. All amounts in the accompanying financial statements and related footnotes have been restated to reflect this stock split.

New Accounting Pronouncements:

In June 2001, the FASB issued SFAS 141, Business Combinations. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. The FASB also adopted SFAS 142, Goodwill and Other Intangible Assets, as previously discussed.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which establishes one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets to Be Disposed Of and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations – Reporting the Effects Of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The Company will adopt SFAS 144 as of January 1, 2002 and does not anticipate any immediate impact from the adoption of this statement.

In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

1. **Summary of significant accounting policies (continued):**

The Company will adopt SFAS 143 in 2003. The Company does not believe the adoption of SFAS 143 will have a material impact on the consolidated financial statements.

Reclassifications:

Certain items have been reclassified in the prior year financial statements to conform to the current year presentation. These consist primarily of a reclassification of shipping and handling costs out of revenue and into cost of sales. These reclassifications had no effect on net income or cash flows.

2. **Debt:**

The following is a summary of the Company's debt as of December 31,:

	2001	2000
$14.0 million revolving credit facility, maturing April 15, 2003, interest payable monthly at bank's prime rate plus a variable margin, effective rate at December 31, 2001 and 2000 was 7.25% and 9.5%, respectively	$ 9,600,000	$ 37,990,000
Term loan, maturing on September 26, 2004, quarterly principal payments of $500,000 through December 31, 2002, interest payable monthly at bank's prime rate plus a variable margin, effective rate at December 31, 2001 was 7.25%	27,000,000	-
	$ 36,600,000	$ 37,990,000

The Company increased its secured line of credit with a bank from $15.0 million at December 1999 to $45.0 million on November 17, 2000. The interest rate on amounts borrowed under the line of credit was based on the applicable Reserve Adjusted LIBOR rate, or the commercial bank's prime rate.

In the third quarter of 2001, the Company amended and restated its existing $45 million revolving credit facility and established a revolving credit facility in the amount of $14 million and a term loan in the amount of $28 million (the "New Credit Facility"). This facility is secured by substantially all of the assets of the Company and requires compliance with financial loan covenants related to leverage, interest coverage, fixed charges and capital expenditures. Availability under the revolving credit facility is determined by a formula based on inventory and accounts receivable balances. A commitment fee of .50% per annum is payable quarterly based on the average daily unused portion of the revolving line of credit.

At September 30, 2001, the Company was not in compliance with the financial covenants for maximum leverage ratio and minimum interest coverage ratio. The Company

2. Debt (continued):

obtained a waiver of such non-compliance which is contained in Amendment No. 1 to the New Credit Facility. The waiver required, among other things, the infusion of $10 million of capital into the Company by March 31, 2002, which would be used to reduce the amounts outstanding under the term loan, and sets new covenants.

At December 31, 2001, the Company was again in default of certain covenants under that indebtedness and anticipated, based on expected results, that it would be in default throughout 2002. On April 1, 2002, the Company obtained a waiver of such non-compliance which is contained in Amendment No. 2 to the New Credit Facility. Under the amendment, the due date of the line of credit has been extended to April 15, 2003, the date to obtain the $10 million of additional capital is changed to April 1, 2003, the quarterly payments for 2002 have been reduced to $500,000 per quarter and the covenants have been reset. The amendment also requires the Company to make up to $2 million in additional principal payments on April 15, 2003 if certain EBITDA targets are met for 2002. The Company has engaged an investment banker to assist with raising the additional financing.

The following is a summary of the debt maturities as of December 31, 2001:

2002	$ 2,000,000
2003	13,600,000
2004	21,000,000
Total	$ 36,600,000

3. Supplemental financial information:

	2001	2000	1999
Interest received	$ 16,248	$ 21,044	$ 8,586
Interest paid	$ 3,236,001	$ 2,932,413	$ 772,074
Income taxes paid	$ 149,508	$ 3,272,029	$ 2,370,282

4. Capital lease:

The Company entered into a capital lease for certain equipment and software in 2001. The amounts are included in equipment and accumulated depreciation as follows:

	December 31, 2001
Equipment	$ 183,996
Accumulated depreciation	19,582

4. Capital lease (continued):

Amortization expense for this lease for the year ended December 31, 2001 was $19,582. Future payments due under this lease at December 31, 2001 are as follows:

2002	$ 72,318
2003	72,318
2004	72,318
Total	216,954
Less amounts representing interest	52,598
Total	$ 164,356
Current portion	$ 54,784
Non-current portion	$ 109,572

5. Commitments and contingencies:

Operating leases:

The Company has entered into operating leases for facilities located in Denver, Colorado, Coral Springs, Florida, Tillamook, Oregon, Armonk, New York, Wimberley, Texas, and Delta, British Columbia, Canada. The Company has other operating leases for equipment and furniture and fixtures.

The lease terms vary and run through December 31, 2012. One of the leases contains a five year renewal option. All of the building leases call for monthly base rents, with the Company responsible for its share of common building operating costs, payable on a monthly basis.

Rent expense was $1,132,800, $968,200 and $695,900 for the years ended December 31, 2001, 2000 and 1999, respectively. Total minimum operating lease commitments are as follows:

Year Ending December 31,	Amount
2002	$ 1,519,800
2003	1,211,000
2004	1,079,800
2005	1,053,300
2006	1,050,900
Thereafter	4,313,600
	$ 10,228,400

Warranties:

For family convenience and children's activity products, the Company provides a replacement guarantee for one year from purchase protecting against damage from

5. Commitments and contingencies (continued):

natural disasters or vandalism subject to a $100 deductible. The Company also provides a five-year warranty on parts and labor covering any defects in workmanship. For modular play equipment, the Company provides warranties ranging from a one year limited warranty on parts and labor covering defects in workmanship to a lifetime warranty on certain metal parts. The Company has experienced minimal returns and warranty claims, except for SCS Interactive where a warranty accrual of .75% of 2001 and 2000 sales has been recorded.

6. Stock options:

The Company adopted a Stock Option Plan (1993 Plan) in August 1993. The 1993 Plan provides that options to purchase up to 200,000 shares of common stock may be granted. The Company adopted a second plan in November 1995 (1995 Plan) which provides that additional options to purchase up to 800,000 shares of common stock may be granted. The exercise price of each option is equal to the market price of the Company's stock on the date of grant. The option term varies, as well as the vesting periods, at the discretion of the Board of Directors.

In January 1998, the Company authorized the amendment and restatement of the 1995 Plan to grant an additional 500,000 shares and allow the transfer of non-qualified stock options to family members without Board of Directors' approval or to non-employees with Board of Directors' approval. The amendment and restatement was approved by the Company's shareholders' at its annual shareholders' meeting in May 1998.

The fair value of each option granted is estimated on the grant date using the Black-Scholes Model. The following assumptions were made in estimating fair value:

Assumption	2001	2000	1999
Dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate - 5 year	4.51 %	5.00%	6.25%
Expected life	5 years	5 years	5 years
Expected volatility	89.80%	47.20%	42.50%

5. Stock options (continued):

The Company applies the intrinsic value method as defined by APB Opinion 25 and its interpretations in accounting for its stock based compensation plans. Accordingly, no compensation cost has been recognized for the plans in 2001, 2000 or 1999. FASB Statement No. 123, Accounting for Stock Compensation, requires certain disclosures as if stock compensation had been determined using fair value methodologies. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, net income (loss) and earnings (loss) per share would have been presented as follows:

Net income (loss)	2001	2000	1999
As reported	$(1,990,073)	$4,032,404	$5,091,124
Pro forma (FASB 123)	$(2,432,156)	$3,471,723	$4,721,877
Basic earnings (loss) per share			
As reported	$(.29)	$.60	$.81
Pro forma (FASB 123)	$(.35)	$.51	$.75
Diluted earnings (loss) per share			
As reported	$(.29)	$.58	$.78
Pro forma (FASB 123)	$(.35)	$.50	$.72

Following is a summary of the status of the plans during 2001, 2000 and 1999:

	2001	2000	1999
Options exercisable	707,700	614,800	422,000
Weighted average fair value of options granted during the year	$1.50	$6.84	$5.65

6. Stock options (continued):

Following is a summary of the status of the plans for the years ended December 31, 2001, 2000 and 1999:

	Number of Shares	Weighted Average Exercise Price	Price
Outstanding, December 31, 1998	806,000	$6.89	$4.63 to $11.50
Granted	261,000	$12.20	$9.69 to $16.38
Exercised	(102,000)	$5.43	$4.63 to $9.00
Outstanding, December 31, 1999	965,000	$8.47	$4.63 to $16.38
Granted	128,500	$12.99	$10.00 to $15.00
Forfeited	(39,000)	$10.51	$7.25 to $16.00
Outstanding, December 31, 2000	1,054,500	$8.95	$4.63 to $16.38
Granted	36,000	$1.97	$1.06 to $3.25
Forfeited	(46,000)	$12.54	$6.50 to $13.88
Outstanding, December 31, 2001	1,044,500	$8.56	$1.06 to $16.38

6. Stock options (continued):

A summary of the status of fixed options outstanding at December 31, 2001 is as follows:

	Outstanding Options			Exercisable Options	
Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$1.06 to $4.63	156,000	3.45 years	$4.01	120,000	$4.63
$5.63 to $7.50	362,000	4.22 years	$6.42	346,000	$6.39
$8.00 to $11.50	270,500	6.59 years	$9.92	142,500	$9.82
$12.50 to $16.38	256,000	7.78 years	$12.90	99,200	$12.71

7. Income taxes:

The components of the provision for income tax were:

	2001			
	Federal	Foreign	State	Total
Current tax expense (benefit)	$(1,027,623)	$ -	$ -	$ (1,027,623)
Deferred tax expense (benefit)	399,430	-	(50,596)	348,834
Income tax benefit	$ (628,193)	$ -	$ (50,596)	$ (678,789)

	2000			
	Federal	Foreign	State	Total
Current tax expense	$ 1,694,268	$ -	$ 139,549	$ 1,833,817
Deferred tax expense	413,557	-	11,023	424,580
Income tax expense	$ 2,107,825	$ -	$ 150,572	$ 2,258,397

	1999			
	Federal	Foreign	State	Total
Current tax expense	$ 1,903,943	$ 155,129	$ 154,774	$ 2,213,846
Deferred tax expense	366,565	-	44,048	410,613
Income tax expense	$ 2,270,508	$ 155,129	$ 198,822	$ 2,624,459

7. **Income taxes (continued):**

The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax assets:		
Allowance for doubtful accounts	$ 161,538	$ 140,634
State operating loss carryforwards	50,596	-
Other	2,541	-
	214,675	140,634
Deferred tax liabilities:		
Depreciation	281,134	340,000
Amortization	1,721,911	1,242,000
	2,003,045	1,582,000
Net deferred tax liability	$ 1,788,370	$ 1,441,366

The components of income (loss) before income taxes for the years ended December 31 are as follows:

	2001	2000	1999
Foreign	$ (746,000)	$ (595,000)	$ 503,000
US	(1,923,000)	6,886,000	7,213,000
Total	$ (2,669,000)	$ 6,291,000	$ 7,716,000

The effective tax rate differs from the statutory rate as follows:

	2001	2000	1999
Federal statutory rate	(34.0)%	34.0%	34.0%
Foreign taxes in excess of federal statutory rate	3.7	0.0	2.0
Tax benefit of foreign tax credit	0.0	0.0	(2.0)
State income taxes – net of federal effect	(1.9)	2.5	1.3
Effect of difference in tax basis of goodwill	5.1	1.5	(0.5)
Foreign sales corporation	1.4	(1.8)	(1.3)
Miscellaneous tax adjustments	.3	(.3)	.5
Effective tax rate	(25.4)%	35.9%	34.0%

8. **Major suppliers:**

For the years ended December 31, 2001, 2000, and 1999 the Company purchased a significant amount of component parts from three, three and four vendors, which accounted for approximately 9%, 14% and 17% of the Company's total cost of sales, respectively.

9. 401(k) Plan:

Effective January 1997, the Company adopted a 401(k) Plan for the benefit of substantially all of its U.S. employees meeting specified eligibility requirements. The Plan permits contributions by the Company but does not require them. The Company made no material contributions to the Plan during 2001, 2000 or 1999. The Company also maintained a second plan in 2000 and 2001 that related to the purchase of SCS Interactive on March 1, 2000. Contributions to this plan were matched up to 3% of the participants' deferred compensation. This plan was merged into the Koala plan effective March 1, 2001. During the years ended December 31, 2001 and 2000, the Company contributed $18,827 and $67,783, respectively, to this 401(k) profit sharing plan.

10. Preferred stock and shareholder rights plan:

During 1996, the shareholders voted to amend the Articles of Incorporation to provide for the issuance of 1,000,000 shares of no par value preferred stock. At December 31, 2001 and 2000, none were outstanding. The Board of Directors is granted authority to determine dividends and other rights and preferences for the preferred stock.

On October 31, 2000, the Board of Directors declared, to shareholders of record at the close of business on November 13, 2000, a dividend of one right to purchase preferred stock (a "Right") for each outstanding share of common stock, par value $.10 per share, of the Company. As a result, there are 35,000 shares of preferred stock reserved for issuance relating to such rights. Each share of subsequently issued common stock also incorporates one Right. The Rights will expire on November 7, 2010. Each Right entitles shareholders, in certain circumstances, to buy one one-thousandth of a newly issued share of Series A Junior Participating Preferred Stock (the "Junior Preferred Shares") of the Company at the initial purchase price of $50.00 per one one-thousandth of a Junior Preferred Share.

The Rights are exercisable and transferable apart from the common stock only if a person or group (other than certain exempt persons) acquires beneficial ownership of 20% or more of the common stock, or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of the common stock.

The Company is generally entitled to redeem the Rights at $.001 per Right at any time until a person or group has become the beneficial owner of 20% or more of the common stock. Under the Rights "flip-in" feature, if any such person or group becomes the beneficial owner of 20% or more of the common stock, then each Right not owned by such person or group will entitle its holder to purchase, at the Right's then current purchase price, shares of common stock having a market value of two times the purchase price of the Right.

Under the Rights "flip-over" provision, if, after any person or group (other than certain exempt persons) becomes the beneficial owner of 20% or more of the common stock, the Company is involved in a merger or other business combination transaction with another person, or sells 50% or more of its assets or earning power in one or more transactions, each Right will entitle its holder to purchase, at the Right's then current purchase price, shares of common stock of such other person having a market value of twice the Right's purchase price.

10. Preferred stock and shareholder rights plan (continued):

The Junior Preferred Stock will not be redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, will be subordinate to all other series of the Company's preferred stock. Each share of Junior Preferred Stock will represent the right to receive, when and if declared, a quarterly dividend at an annual rate equal to the greater of $0.01 per share or 1,000 times the quarterly per share cash dividends declared on the common stock during the immediately preceding fiscal year. In addition, each share of Junior Preferred Stock will represent the right to receive 1,000 times any non-cash dividends (other than dividends payable in common stock) declared on the common stock, in like kind.

In the event of the liquidation, dissolution, or winding up of the Company, each share of Junior Preferred Stock will represent the right to receive a liquidation payment in an amount equal to the greater of $1.00 per share or 1,000 times the liquidation payment made per share of common stock. Each share of Junior Preferred Stock will have 1,000 votes, voting together with the common stock. In the event of any merger, consolidation, or other transaction in which common shares are exchanged, each share of Junior Preferred Stock will represent the right to receive 1,000 times the amount received per share of common stock. The rights of the Junior Preferred Stock as to dividends, liquidation, voting rights and merger participation are protected by anti-dilution provisions.

11. Geographic and business segments:

The Company's sales are derived from two business segments: (1) Family Convenience and Children's Activity Products, and (2) Children's Modular Play Equipment. The Company's reportable segments are strategic business units that offer different products. They are managed separately based on the fundamental differences in the operations.

The Company's convenience and activity products include the flagship product, the baby changing station ("BCS") which is assembled at the Company's facilities in Colorado. Other significant products in this segment are the sanitary paper liners for the BCS, the child protection seat, the infant seat kradle, the high chair, safety straps for shopping carts and activity products. These products are sold direct and through distribution channels, both in the United States and internationally. The Company recognizes sales of products from this business segment at the time the products are shipped.

The Company's modular play equipment includes indoor/outdoor play equipment and playground surfacing materials. The indoor play equipment is custom designed for the customer. A catalog is used to promote and advertise the outdoor play equipment, however, custom modifications are often made to accommodate the customers' needs and desires. These products are manufactured by the Company at its facilities located in Colorado, British Columbia, Florida, and Oregon. The playground surfacing materials are manufactured by a national network of sub-contractors. These products are sold direct and through manufacturers' representatives/dealers both in the United States and internationally. The Company recognizes revenue at the time its products are shipped or, in cases where the Company performs the installation, when installation is complete, at the majority of its operations. At the Company's SCS Interactive division, the percentage of completion method of accounting is used for those projects where the build to install timeline is of longer duration.

11. Geographic and business segments (continued):

The Company evaluates the performance of its segments based primarily on operating profit before acquisition intangible amortization, corporate expenses and interest income and expense. The Company allocates corporate expenses to individual segments based on segment sales. Corporate expenses are primarily labor costs of executive management and shareholder relation costs. The following table presents sales and other financial information by business segment (in thousands):

2001			
	Convenience and Activity Products	Modular Play Equipment	Total
Sales	$14,911	$44,311	$59,222
Operating income	1,762	(1,276)	486
Depreciation and amortization	764	2,551	3,315
Capital expenditures	290	525	815
Total assets	18,333	64,712	83,045

2000			
	Convenience and Activity Products	Modular Play Equipment	Total
Sales	$17,681	$43,908	$61,589
Operating income	4,482	4,365	8,847
Depreciation and amortization	730	2,144	2,874
Capital expenditures	289	509	798
Total assets	21,037	70,392	91,429

11. Geographic and business segments (continued):

1999	Convenience and Activity Products	Modular Play Equipment	Total
Sales	$16,838	$21,026	$37,864
Operating income	5,076	3,540	8,616
Depreciation and amortization	592	868	1,460
Capital expenditures	779	328	1,107
Total assets	18,865	29,693	48,558

Geographic area data:

Geographically, sales, operating income and identifiable assets for non-domestic entities for the years ended December 31, 2001, 2000 and 1999 were as follows (in thousands):

	2001	2000	1999
Sales	$6,569	$4,270	$7,205
Operating income (loss)	218	(350)	924
Identifiable assets	3,064	3,582	3,701

There were no material amounts of sales or transfers among geographic areas during 2001, 2000 or 1999.

Revenues from sales to customers outside the United States were (in thousands): $4,726, $4,888 and $4,927, for the years ended December 31, 2001, 2000 and 1999, respectively.

12. Quarterly financial data - unaudited (in thousands, except per share data):

	Quarter Ended			
2001	March 31	June 30	September 30	December 31
Sales	$14,304	$15,411	$17,169	$12,338
Gross profit	6,350	6,165	6,249	3,321
Net income (loss)	475	(57)	14	(2,422)
Basic earnings (loss) per share	.07	(.01)	.00	(.35)
Diluted earnings (loss) per share	.07	(.01)	.00	(.35)

12. Quarterly financial data - unaudited (in thousands, except per share data) (continued):

	Quarter Ended			
2000	March 31	June 30	September 30	December 31
Sales	$11,646	$17,352	$17,227	$15,364
Gross profit	5,705	7,996	8,122	5,064
Net income (loss)	1,263	1,883	1,567	(681)
Basic earnings (loss) per share	.19	.28	.23	(.10)
Diluted earnings (loss) per share	.19	.27	.22	(.10)

Shipping and handling costs in the first three quarters of 2001 and all quarters in 2000 have been reclassified from revenues to cost of sales to be consistent with the current year end presentation. These reclassifications had no impact on net income or cash flows.

13. Notes receivable from officer:

During the third and fourth quarters of 1999 and the second quarter of 2000, the Company made secured loans to an officer of the Company for the purpose of the officer's exercise of vested stock options. In August 2001, the Company and the officer executed a new note. The note bears interest at 3.78%, is due at the earlier of August 30, 2004 or one year from the date the officer's employment with the Company is terminated and is secured by all of the shares of common stock beneficially owned by the officer. At December 31, 2001 and 2000, the Company had a receivable of $715,195 and $695,171 from this officer, including accrued interest. The notes have been recorded as a reduction of shareholders' equity in the Company's balance sheet at December 31, 2001 and 2000. As a result of the issuance of the new note, the Company will account for the option using variable accounting. Under variable accounting, the Company will recognize an expense to the extent the share price of the Company's common stock exceeds $2.20 at the end of any quarterly period until the note is paid.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock trades on the Nasdaq National Market under the symbol KARE. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock for each quarter within the last two fiscal years as reported by Nasdaq. These quotations reflect inter-dealer prices, without retail markup, markdown or commissions and may not represent actual transactions.

	SALES PRICE	
	LOW	HIGH
YEAR ENDED DECEMBER 31, 2000		
First quarter	$10.50	$17.50
Second quarter	$12.63	$15.50
Third quarter	$11.88	$16.38
Fourth quarter	$ 6.50	$16.31
YEAR ENDED DECEMBER 31, 2001		
First quarter	$3.03	$12.00
Second quarter	$3.00	$4.25
Third quarter	$0.96	$5.40
Fourth quarter	$0.60	$1.36

As of March 15, 2002, there were approximately 125 shareholders of record.

We have never paid cash dividends on our common stock. Our credit agreement contains a restrictive covenant that prohibits the payment of dividends without the lender's consent. We currently intend to retain any earnings for use in our operations and do not anticipate paying cash dividends in the foreseeable future.